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                                              Filed by Eldorado Bancshares, Inc.
                Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934

                                      Subject Company: Eldorado Bancshares, Inc.
                                                    Commission File No.: 2-76555



            ZIONS BANCORPORATION AND ELDORADO BANCSHARES, INC.
                          ANNOUNCE MERGER AGREEMENT

SALT LAKE CITY, Utah and LAGUNA HILLS, California; December 14, 2000 - Zions Bancorporation ("Zions") (Nasdaq: ZION) and Eldorado Bancshares, Inc. ("Eldorado") (Nasdaq: ELBI), announced today that they signed a definitive agreement under which Eldorado will merge with and into Zions in exchange for common shares of Zions. Eldorado Bank and Antelope Valley Bank, subsidiaries of Eldorado, will then merge into Zions' subsidiary, California Bank & Trust ("CB&T").

The merger is structured to be tax-free and will be accounted for using the purchase method. The agreement calls for each share of Eldorado to be converted into 0.23 of a share of Zions. Based upon Zions' closing price today of $58.16, the transaction is valued at approximately $190 million or $13.38 per Eldorado share. Using 2001 IBES earnings per share estimates before goodwill amortization for Zions and Eldorado of $3.60 and $1.08, respectively, the merger is expected to be immediately accretive to Zions' earnings per share, exclusive of any cost savings. CB&T expects to reduce costs by 20% in this transaction, which would result in Eldorado's cash efficiency ratio being essentially the same as that of CB&T's today.

The merger is subject to the approval of banking regulators and the shareholders of Eldorado and is expected to close in the second quarter of 2001. Directors, executive officers and principal shareholders of Eldorado, who together own a majority of the outstanding shares of Eldorado common stock, have agreed to vote in favor of the transaction. As part of the

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merger agreement, Eldorado has provided Zions a customary option to acquire
19.9% of its common shares under certain specified circumstances.

Eldorado will pay a dividend of 5 cents per share payable on January 24, 2001 to holders of record of Eldorado common stock as of December 29, 2000. In addition, whenever Zions declares a record date for a dividend payment on its common stock that is prior to the completion of the transaction, Eldorado will be permitted to pay a dividend on Eldorado common stock that is not greater than the pro forma equivalent dividend, rounded to the nearest cent, of the amount of the dividend paid with respect to Zions common stock.

Keefe, Bruyette & Woods, Inc. served as financial advisor to Eldorado in the transaction.

Robert Sarver, president and chief executive officer of CB&T, and Dale Gibbons, chief financial officer of Zions, will discuss this transaction on a conference call at 11:00 a.m. EST on Friday, December 15. Media representatives, analysts and the public are invited to listen to this discussion by calling 800-251-7415. For those unable to listen to the call live, a conference call replay will be available from approximately 1:00 p.m. EST on Friday, December 15 through midnight EST on Monday, December 18. Dialing 800-633-8284 and entering passcode 17298555 can access a replay of the conference call.

"We are excited to welcome the Eldorado associates and customers to our banking family," said Mr. Sarver. "Eldorado Bank and Antelope Valley Bank expand our Southern California footprint with experienced banking professionals. We feel there is an opportunity to grow our Orange County division to approximately $2 billion, which is similar to the size of our San Diego, LA, and Bay Area divisions. Upon closing this merger, our market share of commercial bank deposits in the county will double to about 5 %, a number four ranking."

Robert Keller, president and chief executive officer of Eldorado, said, "This is a tremendous opportunity for our customers, employees and shareholders. CB & T operates relatively

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autonomously with its own board of directors, management and products designed to serve its markets. Decisions are made locally and personal service is paramount. Our banking offices will add to the number of statewide locations of CB & T, providing our customers with greater convenience and an expanded offering of products and services."

California Bank & Trust is the sixth-largest bank in the State of California with $6.9 billion in assets and 75 branch offices. Visit the bank's Web site at www.calbanktrust.com.

Eldorado operates two bank subsidiaries - Eldorado Bank and Antelope Valley Bank. Eldorado Bank, the largest independent bank headquartered in Orange County, California, operates 16 full service banking offices, which serve Orange, Riverside, San Bernardino, and San Diego Counties as well as the Sacramento area. Antelope Valley Bank, headquartered in Lancaster, California, operates eight full-service banking offices, which serve Los Angeles, San Bernardino and Kern Counties.

Zions Bancorporation is one of the nation's premier financial services companies, consisting of a collection of great banks in select high growth markets. Under local management teams and community identities, Zions operates over 350 full-service banking offices in Arizona, California, Colorado, Idaho, Nevada, New Mexico, Utah and Washington. In addition, Zions is the only primary dealer in government securities headquartered in the western United States, and is a national leader in SBA lending, agricultural finance and electronic bond trading. Through its subsidiary, Digital Signature Trust, the company is a leader in providing trusted Internet identity credentials. The Wall Street Journal and Fortune magazine recently ranked Zions Bancorporation as having provided the best total return to shareholders over the past decade of any bank in the universe of large institutions surveyed by these publications. Investor information and links to subsidiary banks can be accessed at www.zionsbancorporation.com.

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Forward-Looking Information

This press release contains various statements that are "forward-looking statements" and are subject to the safe harbor provisions of the Securities Reform Act of 1995. Those forward-looking statements are inherently uncertain, and the actual results and performance of Zions and Eldorado may differ significantly from current expectations reflected in this press release. The economic, competitive, governmental and other factors identified in Zions' and Eldorado's filings with the Securities and Exchange Commission - including particularly in their respective 1999 Annual Reports on Form 10-K - could cause Zions' or Eldorado's results to differ materially from those set forth in the forward-looking statements contained in this release. Neither Zions nor Eldorado undertakes any obligation to publicly update or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise.

This news release may be deemed to be solicitation material in respect of the proposed acquisition of Eldorado by Zions, pursuant to an Agreement and Plan of Merger, dated as of December 14, 2000, by and between Eldorado and Zions. This filing is being made in connection with Regulation of Takeovers and Security Holder Communications (Release No. 33-7760, 34-42055) promulgated by the Securities and Exchange Commission (SEC). Eldorado and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Merger. These directors and executive officers include: Robert P. Keller, James
A. Conroy, Mitchell A. Johnson, Edward A. Fox, Charles E. Hugel, Jefferson W. Kirby, K. Thomas Kemp, John B. Pettway, Henry T. Wilson, Paul R. Wood, Gary A. Green, Catherine C. Jooyan, Richard Korsgaard, Henry T. McCaffrey, Paul Rodeno and Romolo C. Santarosa.

The directors and executive officers of Eldorado, as a group, own or control approximately 8.3 million shares of Eldorado's common stock, constituting approximately 58% of the total number of shares of Eldorado common stock outstanding. In addition, Messrs. Keller,

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Green, Korsgaard, McCaffrey, Rodeno and Santarosa and Ms. Jooyan, have entered into agreements with Eldorado that provide for payments and other benefits in connection with a change in control of Eldorado, like that which would result from the proposed acquisition by Zions. INFORMATION CONCERNING THE BENEFICIAL OWNERSHIP OF EACH OF ELDORADO'S DIRECTORS AND EXECUTIVE OFFICERS AND THE CHANGE OF CONTROL ARRANGEMENTS WITH ELDORADO'S EXECUTIVE OFFICERS MAY BE FOUND IN ELDORADO'S PROXY STATEMENT FILED WITH THE SEC UNDER
SCHEDULE 14A ON APRIL 26, 2000. THE PROXY STATEMENT IS AVAILABLE FOR FREE BOTH ON THE SEC'S WEBSITE (HTTP://WWW.SEC.GOV) OR BY CONTACTING ROMOLO SANTAROSA AT ELDORADO AT (949) 699-4344.

IN CONNECTION WITH THE PROPOSED MERGER, ZIONS WILL FILE A REGISTRATION STATEMENT ON FORM S-4 WITH THE SEC. SHAREHOLDERS OF ELDORADO AND OTHER INVESTORS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT-PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. AFTER THE REGISTRATION STATEMENT IS FILED WITH THE SEC, IT WILL BE AVAILABLE FOR FREE, BOTH ON THE SEC'S WEB SITE (HTTP://WWW.SEC.GOV/) AND FROM ZIONS AND ELDORADO, AS FOLLOWS:

ZIONS:                                  ELDORADO:
Attn:  Jennifer Jolley                  Attn:  Romolo Santarosa
Zions Bancorporation                    Eldorado Bancshares, Inc.
One South Main, Suite 1380              24012 Calle de la Plata, Suite 350
Salt Lake City, UT  84111               Laguna Hills, CA  92653
(801) 524-4877                          (949) 699-4344

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